SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

IMAGISTICS INTERNATIONAL INC.

(Name of Subject Company)

IMAGISTICS INTERNATIONAL INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(including the associated Series A Junior Participating Preferred Stock purchase rights)

(Title of Class of Securities)

45247T104

(CUSIP Number of Class of Securities)

Mark S. Flynn

Vice President, General Counsel and Secretary

100 Oakview Drive

Trumbull, Connecticut 06611

(203) 365-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Louis L. Goldberg

Davis Polk & Wardwell

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, the “Schedule”) relates is Imagistics International Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 100 Oakview Drive, Trumbull, Connecticut 06611, and the telephone number of the principal executive offices of the Company is (203) 365-7000.

This Schedule relates to the Company’s common stock, par value $0.01 per share (the “Common Stock”), and the associated Series A Junior Participating Preferred Stock purchase rights (the “Rights”; such Rights, together with the Common Stock, are the “Shares”) issued pursuant to the Rights Agreement dated as of September 28, 2001, as amended, between the Company and Equiserve Trust Company, N.A., as Rights Agent (the “Rights Agreement”). As of September 9, 2005, there were 15,530,517 shares of Common Stock outstanding.

Item 2. Identity and Background of Filing Person.

The filing person is the subject company. The Company’s name, business address and business telephone number are set forth in Item 1 above.

This Schedule relates to the tender offer by Orange Merger Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Océ N.V., a company organized under the laws of The Netherlands (“Parent”), to purchase all outstanding Shares for $42.00 per Share, net to the seller in cash (such amount, or any greater amount per Share paid in the Offer, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 19, 2005 (the “Offer to Purchase”) and the related Letter of Transmittal (which together constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on September 19, 2005 by Purchaser and Parent (as amended or supplemented from time to time, the “Schedule TO”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 15, 2005 (the “Merger Agreement”), among the Company, Parent and Purchaser. A copy of the Merger Agreement is filed as Exhibit 5 to this Schedule and is incorporated herein by reference. The Merger Agreement provides, among other things, that, upon the terms and subject to the conditions set forth in the Merger Agreement, as soon as practicable after the consummation of the Offer, and in accordance with the Delaware General Corporation Law (the “Delaware Law”), Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each outstanding Share (except for (i) Shares held in the Company’s treasury immediately before the Effective Time or by any subsidiary of the Company, and Shares held by Parent, Purchaser or any other wholly owned subsidiary of Parent immediately before the Effective Time (all of which will be cancelled, retired and will cease to exist) and (ii) Shares with respect to which appraisal rights are properly exercised under Section 262 of the Delaware Law) will be converted into the right to receive cash in the amount of the Offer Price, without interest (the “Merger Consideration”).

The Offer is conditioned on a number of Shares constituting at least a majority of the then outstanding Shares on an as-if-converted basis having been validly tendered and not withdrawn prior to the expiration of the Offer (the “Minimum Condition”). The Offer is also conditioned on certain other customary conditions, including, (i) there having been no event causing a Material Adverse Effect (as defined in the Merger Agreement) on the Company nor any development reasonably expected to have a Material Adverse Effect on the Company, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the absence of certain actions and proceedings by governmental entities with respect to the transactions and (iv) the Merger Agreement not having been terminated in accordance with its terms.

The Schedule TO states that the principal executive offices of Purchaser and Parent are located at 5450 North Cumberland Avenue, Chicago, IL 60656 and St. Urbanusweg 43, 5900 MA Venlo, The Netherlands, respectively, and their telephone numbers are (703) 714-4408 and 31-77-3592222, respectively.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

Certain information with respect to specific contracts, agreements, arrangements or understandings between the Company and its affiliates and certain of its executive officers and directors, are described in the Company’s proxy statement dated March 31, 2005, which is filed as Exhibit 3 to this Schedule and is incorporated herein by reference.

Except as described or referred to in this Item 3, there exists on the date hereof no material agreement, arrangement or understanding and no actual or potential material conflict of interest between the Company or its affiliates, on the one hand, and (i) the Company’s executive officers, directors or affiliates, or (ii) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

The Merger Agreement

The summary of the Merger Agreement and the description of the conditions to the Offer in Sections 11 and 15, respectively, of the Offer to Purchase that is filed as Exhibit (a)(1)(A) to the Schedule TO and that is being mailed to stockholders of the Company together with this Schedule are incorporated herein by reference. The summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit 5 to this Schedule and is incorporated herein by reference.

Company Stock Option Plans

The Merger Agreement provides that, upon consummation of the Merger, each outstanding option to purchase Common Stock, whether or not vested or fully exercisable, granted on or prior to the date of the Merger Agreement or after such date in accordance with the Merger Agreement (the “Options”), shall be canceled. In consideration of the cancellation, the Company shall pay to each holder of an Option an amount in respect thereof equal to the product of (i) the excess, if any, of the Offer Price over the exercise price thereof and (ii) the number of Shares subject thereto (this payment to be net of applicable withholding taxes).

Certain Executive Agreements

The purchase of Shares pursuant to the Offer shall constitute a “change in control” as this term is defined in the Company’s employment agreements (collectively, the “Employment Agreements”) with Marc C. Breslawsky, Joseph D. Skrzypczak, Christine B. Allen, John C. Chillock, George E. Clark, Timothy E. Coyne, Chris C. Dewart, Mark S. Flynn, Nathaniel M. Gifford, William H. Midgley and John R. Reilly (collectively, the “Executives”). Each Employment Agreement requires the Company to provide such Executive, upon the termination of his or her employment by the Company without “Cause” (as defined in the applicable Employment Agreement) or termination by the Executive with “Good Reason” (as defined in the applicable Employment Agreement), in each case within two years following the change in control, with certain benefits, including: (i) a lump sum payment equal to two times the Executive’s annualized base salary and maximum annual bonus (2.99 times in the case of Messrs. Breslawsky and Skrzypczak) and (ii) a continuation of health, welfare, savings, retirement and other fringe benefits for two years (2.99 years in the case of Messrs. Breslawsky and Skrzypczak) following the Executive’s termination. In addition, all existing stock options and restricted stock awarded to executives and employees of the Company automatically accelerate in accordance with the terms of the applicable benefit plans upon a change in control.

If any such benefit under the Employment Agreements or stock-based plans is subject to a “golden parachute” excise tax, the Company is obligated pursuant to the terms of each Employment Agreement to reimburse the Executive for the excise tax or any other tax imposed on the payment in the event such payment exceeds a specified formulaic amount. However, if any payments subject to the excise tax exceed the amount that may be paid to the Executive without the imposition of the excise tax (the “Allowable Amount”) by an amount which is not more than 10 percent of the Allowable Amount, the Executive is required to relinquish the right to receive such payments to the extent and only to the extent that such payments exceed the Allowable Amount.

The foregoing description is qualified in its entirety by reference to the Employment Agreements, copies of which are attached as Exhibits 9 through 19 hereto and are incorporated herein by reference.

Stockholder Tender and Voting Agreement

Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into a Stockholder Tender and Voting Agreement dated September 15, 2005 (the “Tender Agreement”) with Marc C. Breslawsky, Joseph D. Skrzypczak, Christine B. Allen, Mark S. Flynn and Nathaniel M. Gifford, who are officers of the Company (collectively, the “Supporting Stockholders”). Pursuant to the Tender Agreement, which applies to less than 1% in the aggregate of the issued and outstanding Shares, each Supporting Stockholder has agreed, among other things, to tender in the Offer the Shares owned and controlled by such Supporting Stockholder, vote such Shares in favor of the Merger if they have not been accepted for payment and paid for in the Offer, and grant a proxy to Purchaser and each officer of Parent to vote such Shares in certain circumstances. The Tender Agreement terminates automatically upon termination of the Merger Agreement. The Tender Agreement, a copy of which has been filed as Exhibit 7 hereto, is more fully summarized in Section 11 of the Offer to Purchase and is incorporated herein by reference.

Each Supporting Stockholder has entered into the Tender Agreement solely in his or her capacity as the owner of his or her Subject Shares, and nothing in the Tender Agreement limits or affects in any way any actions that such Supporting Stockholder may take or not take in his or her capacity as an employee, officer or director of the Company or of any subsidiary of the Company.

Indemnification

Pursuant to the Merger Agreement, the parties have agreed that for six years after the Effective Time, (i) Parent and the Surviving Corporation will indemnify and hold harmless and provide advancement of expenses to each present and former officer and director of the Company in respect of acts or omissions occurring at or before the Effective Time (including the transactions contemplated by the Merger Agreement), on the same terms and conditions provided for in the Company’s certificate of incorporation and bylaws and (ii) Parent and the Surviving Corporation will procure director and officer liability insurance for the present and former officers and directors of the Company substantially equivalent in kind and scope and coverage amount and terms as the coverage provided by the Company’s current insurance policies, provided that Parent will not be obligated to pay premiums in excess of 200% of the annual premiums currently paid by the Company for its insurance policies.

Item 4. The Solicitation or Recommendation.

Recommendation of the Company Board

The Company’s Board of Directors (the “Board of Directors” or the “Board”) has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are advisable and in the best interests of the holders of Shares, (ii) approved the Merger Agreement and the transactions contemplated by the Merger Agreement and (iii) recommended that the stockholders of the Company accept the Offer, tender their Shares to Purchaser pursuant to the Offer and approve and adopt the Merger Agreement and the transactions contemplated by the Merger Agreement. Accordingly, the Board of Directors unanimously recommends that stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the transactions contemplated by the Merger Agreement.

Background to the Transaction

From time to time, the Company and its Board of Directors have, with their legal and financial advisors, reviewed and evaluated strategic opportunities and alternatives with a view towards enhancing stockholder value.

In the Fall of 2004, the Company was approached by a number of investment banking firms regarding the potential environment for leveraged buy-out transactions. In addition, discussions with an industry participant regarding a potential commercial arrangement were extended to include the possibility of a business combination. In mid-December 2004, the Board of Directors authorized management to engage in discussions with potentially interested parties.

In January 2005, the Company, through its financial advisor Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), made initial contact with selected financial investors and also approached selected strategic buyers. The Company was also approached by an additional industry participant. The Company held management presentations for a number of these interested parties.

In early February 2005, the Company sent correspondence to potential financial and strategic bidders which contained the procedures for submission of preliminary non-binding indications of interest. In mid-February 2005, the Company received preliminary non-binding indications of interest from certain strategic and financial bidders. In late February 2005, based on the initial indications received, the Company decided to terminate its discussions with interested parties and to continue executing its standalone plan.

On June 28, 2005, Mr. van Iperen contacted Marc Breslawsky, Chairman and Chief Executive Officer of the Company, to invite him to dinner. Mr. Breslawsky agreed to have dinner on July 13, 2005 in Stamford, Connecticut. He also requested that Joseph Skrzypczak, President and Chief Operating Officer of the Company, join them for dinner.

On July 12, the Board of Directors held a regularly scheduled meeting, during which Mr. Breslawsky informed the members of the planned dinner with Mr. van Iperen.

On July 13, 2005, Mr. van Iperen met Mr. Breslawsky and Mr. Skrzypczak for dinner. At the dinner, Mr. van Iperen provided Mr. Breslawsky with an overview of Parent’s operations in the United States and worldwide. Mr. van Iperen suggested the two companies explore alternatives for a strategic partnership or business combination. Mr. Breslawsky responded that, in anticipation of the dinner, he had reviewed publicly available information regarding Parent’s business and agreed that it would make sense to explore options. Mr. Breslawsky indicated the Company would retain Merrill Lynch as its financial advisor to explore options with Parent and that he would consult with the Board of Directors regarding the pursuit of further discussions with Parent.

Over the following two days, Mr. Breslawsky contacted each of the members of the Board of Directors to inform them of his conversation with Mr. van Iperen. The members of the Board of Directors encouraged Mr. Breslawsky to continue discussions with Parent.

On July 18, 2005, the Company contacted Merrill Lynch to act as its financial advisor in connection with a potential transaction with Parent. The terms of the Company’s engagement with Merrill Lynch were confirmed in a letter dated August 16, 2005.

On July 18, 2005, Merrill Lynch contacted Dresdner Kleinwart Wasserstein Securities LLC (“DrKW”), Parent’s financial advisor, to discuss the nature of Parent’s interest in pursuing a business combination with the Company. Merrill Lynch indicated that Mr. Breslawsky was prepared to put forth a proposal to the Board of Directors, although the Company was not at that time actively engaged in any process for a sale of the company. On July 20, 2005, at Parent’s request, DrKW sent a request for information to Merrill Lynch.

On July 22, 2005, Merrill Lynch held a conference call with DrKW to discuss what preliminary proposal for a business combination, if any, Parent was prepared to make to the Company. Later that day, Merrill Lynch had an additional discussion with DrKW, in which DrKW requested non-public information regarding the Company and was informed that the Company would expect to receive a preliminary proposal for a transaction before providing such information. The financial advisors discussed the potential terms of such a proposal, including the form of consideration and the concern of the Company that any proposal not be subject to a financing contingency.

On July 29, 2005, after updating the Supervisory Board of Parent regarding the status of discussions with the Company, Mr. van Iperen, on behalf of Parent, sent an initial indication of interest to Mr. Breslawsky for the acquisition of all outstanding shares of the Company. The letter proposed a purchase price of between $37.00 and $41.00 per share in cash and indicated that the transaction could be funded from Parent’s existing cash balances and existing credit facility. The letter indicated that a transaction would be conditioned on negotiation of definitive agreements, receipt of all third party and governmental consents, approvals by the Board of Directors and stockholders of the Company, approval by Parent’s Supervisory Board, the absence of a material adverse change in the Company’s business, and that Parent would need to conduct a customary due diligence investigation prior to finalizing a definitive agreement. The letter further indicated that Parent envisioned that the Company’s current management would assume a leadership position in the United States office business of a combined company.

On August 1, 2005, Merrill Lynch informed DrKW that Company management believed that a proposed price range from Parent of $41.00 to $44.00 per share would be a basis on which to proceed with due diligence and negotiation of definitive agreements. Merrill Lynch reiterated that any proposal could not have a financing contingency.

On August 2, 2005, at Parent’s request, DrKW informed Merrill Lynch that Parent had a strong interest in proceeding with a transaction and was willing to submit an indication of interest letter specifying an offer for the Company at a price in excess of $40.00 per share but was not at that time in a position to suggest a price as high as $44.00 per share. DrKW also informed Merrill Lynch that Parent proposed that the Company prepare a management presentation for Parent and its advisors, after which Parent would reply with a revised price proposal.

On August 3, 2005, Davis Polk & Wardwell (“Davis Polk”), counsel to the Company, sent a proposed draft confidentiality and standstill letter agreement to attorneys at Reed Smith LLP, counsel to Parent (“Reed Smith”). Counsel at Davis Polk and Reed Smith held several phone conversations and exchanged several drafts of the letter in the following days and the companies executed a final letter agreement on August 17, 2005.

On August 4, 2005, following a number of discussions over the previous days, Mr. van Iperen submitted a revised indication of interest to the Company. This letter was substantially identical to the July 29, 2005 letter from Mr. van Iperen to Mr. Breslawsky, except that it specified a price range in excess of $40.00 per share. The letter also confirmed that the offer would not be subject to a financing condition.

On August 5, 2005, Merrill Lynch, on behalf of the Company, notified DrKW that the Company was prepared to further explore a possible business combination on the basis of the terms in the indication of interest dated August 4, 2005. Representatives of the companies and their respective financial advisors discussed the parties’ respective views of the financial aspects and timing of Parent’s potential acquisition of the Company. The Company and Parent agreed that management of the Company would make a presentation to Parent on August 18, 2005 to provide a more detailed overview of the Company, including its strategic plan. Parent agreed to provide a revised indication of interest with a narrower price range shortly following the management presentation.

On August 8, 2005, Mr. van Iperen and Mr. Breslawsky had a telephone conversation to discuss the proposed transaction.

On August 9, 2005, Parent submitted a list of business and financial topics it wanted to be covered in the management presentation.

On August 11, 2005, the Board of Directors held a telephonic meeting, in which Mr. Breslawsky updated the Board of Directors on the status of negotiations with Parent. In that meeting, Mr. Breslawsky and the Company’s management answered the board members’ questions regarding Parent’s most recent proposal and the potential value and risks of the proposed transaction to the Company and its stockholders. The Board of Directors authorized Mr. Breslawsky to continue with negotiations and with the planned management presentations.

On August 18, 2005, management of the Company gave a presentation on the Company’s objectives, strategy and business to representatives of Parent and DrKW. Parent also presented a review of its business and strategy, including the rationale for pursuing a business combination with the Company.

On August 19, 2005, Jan Dix, CEO of Océ USA-Holding and Michael Frequin, Executive Vice President of Digital Document Systems, of Parent visited the Company’s Technology Center in Shelton, Connecticut and the headquarters in Trumbull, Connecticut with Mr. Skrzypczak and Nathaniel Gifford, Vice President of Product Development and Marketing of the Company.

From August 19 to September 4, 2005, the Company provided supplemental information in response to follow-up questions related to the management presentation.

On August 23 and 24, 2005, Messrs. Breslawsky and Skrzypczak met with Parent management in Venlo, The Netherlands. The participants discussed the organizational structure of Parent and the ideas of Parent management for integrating the Company into the Parent organization. At that meeting, Parent management informed Mr. Breslawsky that they would want him to lead Parent’s combined United States office business for an interim period after completion of the transaction.

On August 24, 2005, at Parent’s request, DrKW initiated a conference call with Jan van den Belt, Chief Financial Officer of Parent, Mr. Lindenhovius, EVP—Special Projects of Parent, and Timothy Coyne, Chief Financial Officer of the Company, to discuss financial issues. Also on that day, Reed Smith sent a proposed legal documentary due diligence request list to Davis Polk.

On August 25, 2005, Mr. van Iperen, Mr. van den Belt and Mr. Dix (representing all members of the Executive Board of Parent) met with Parent’s Supervisory Board to discuss the proposed transaction. The Supervisory Board unanimously authorized the Executive Board to pursue a business combination, subject to due diligence, agreement on the terms of a written definitive merger agreement and other customary conditions. At Parent’s request, DrKW then informed Merrill Lynch that the Supervisory Board of Parent had met and was supportive of the proposed transaction, but was concerned that the purchase price being sought by the Company was high relative to the market and other comparable transactions. DrKW also informed Merrill Lynch that Parent proposed a $41.00 per share cash purchase price and that Parent would prefer to structure the transaction as a tender offer. Merrill Lynch replied that $41.00 per share was a disappointing offer.

On August 26, 2005, Merrill Lynch informed DrKW that the Company’s management was not prepared to recommend $41.00 per share to the Board of Directors.

From August 26, 2005 through August 29, 2005, DrKW and Merrill Lynch discussed the potential terms of the revised indication of interest.

Early on August 29, 2005, at Parent’s request, DrKW informed Merrill Lynch that Parent was prepared to offer $42.00 per share in cash as its final offer. Later that day, Merrill Lynch notified DrKW that if Parent submitted a revised written proposal at $42.00 per share in cash, the Company’s management would recommend it to the Board of Directors.

On August 30, 2005, Mr. van Iperen submitted a further revised indication of interest to Mr. Breslawsky, which proposed a cash tender offer with a purchase price of $42.00 per share, subject to due diligence, agreement on the terms of a written definitive merger agreement and final authorization from Parent’s Supervisory Board. The letter was subject to substantially identical conditions as the earlier letters, except that it removed the condition for non-governmental third party consents.

Also on August 30, 2005, counsel from Reed Smith and counsel from Davis Polk had a number of conversations to discuss logistical issues for due diligence and for negotiating a merger agreement and potentially initiating a tender offer. Later that day, counsel from Reed Smith sent a revised legal documentary due diligence request list to Davis Polk. Advisors for the Company and Parent had several additional conversations over the following days to organize documentary due diligence and management meetings, to be held at Davis Polk’s offices in New York during the following week.

On the evening of August 30, 2005, the Board of Directors held a telephonic meeting. They were joined by representatives of Merrill Lynch and counsel from Davis Polk. On that call, Mr. Breslawsky updated the Board on the status of negotiations and on the most recent proposal from Parent. Mr. Breslawsky also recounted his and Mr. Skrzypczak’s meetings with Parent management in the Netherlands. Representatives of Merrill Lynch advised the Board that a $42.00 per share price would compare favorably to comparable transactions and that Parent’s balance sheet should be able to support such a price without material financing risk. Counsel from Davis Polk advised the Board on its fiduciary duties in the context of a sale of the Company. At the end of the meeting, the Board authorized Mr. Breslawsky to continue with negotiations.

On August 31, 2005, Merrill Lynch notified DrKW that the Board of Directors had authorized management to continue exploring a business combination with Parent. Merrill Lynch also requested that Parent submit a business and financial documentary due diligence request list. On the same date, Mr. van Iperen and Mr. Breslawsky spoke by phone to discuss further steps to be taken.

On August 31, 2005, counsel from Reed Smith and Davis Polk held a conference call to discuss the Company’s existing employee benefits arrangements and other due diligence matters in relation to the transaction.

On September 2, 2005, Mr. van Iperen sent a letter to the Supervisory Board of Parent regarding the results of his discussions with Mr. Breslawsky. Parent also sent a comprehensive documentary due diligence information request list to the Company. After discussion, it was agreed by the parties to proceed with the due diligence process based on the list. Counsel from Reed Smith also distributed an initial draft Merger Agreement to the Company and its advisors.

From September 5, 2005 until September 10, 2005, representatives of Parent and their advisors conducted documentary due diligence on the Company at the offices of Davis Polk in New York. During this period, advisors to Parent and advisors to the Company held numerous informal conversations regarding the due diligence process and questions arising from the materials provided. On September 6, 2005 through September 8, 2005, management of the Company held several meetings with representatives of Parent and its advisors to provide additional due diligence information and to answer questions.

Between September 8, 2005 and September 11, 2005, counsel from Davis Polk and from Reed Smith held numerous conversations and exchanged numerous drafts of the Merger Agreement in order to resolve outstanding issues, including as to closing conditions, termination rights, triggers for the termination fee and the amount of that fee.

On September 12, 2005, Messrs. Breslawsky and van Iperen met in Chicago to discuss the transaction and potential management and integration matters. At the meeting, Mr. van Iperen expressed concern regarding certain matters identified in due diligence, including Parent’s concerns about the achievability of the Company’s forecasts and their concerns about the amount of employee benefits payment obligations that could potentially be incurred by the Company in connection with the transaction under the Company’s pre-existing benefits arrangements. Mr. van Iperen suggested that these items could justify a reduction in the offer price of $42.00.

Mr. Breslawsky responded that management believed that the Company’s plan was achievable, that the Company’s benefits arrangements had all been publicly disclosed and that he would not accept a reduction in the offer price.

On September 13, 2005, Mr. van Iperen had further telephone conversations with each of Mr. Breslawsky and Mr. Skrzypczak regarding the amount of employee benefits payment obligations that could potentially be incurred by the Company in connection with the transaction. In a telephone conversation with Mr. Breslawsky on the evening of September 13, 2005, Mr. van Iperen advised Mr. Breslawsky that Parent was exploring ways to mitigate employee benefits related expenses. Mr. van Iperen confirmed that, assuming resolution of final issues, the offer price would be $42.00.

On September 14, 2005, the Board of Directors met at the offices of Merrill Lynch in New York. Representatives of Merrill Lynch and counsel from Davis Polk also attended. At the meeting, Mr. Breslawsky and Mr. Skrzypczak updated the Board on the status of negotiations and on developments since the previous Board meeting. Counsel from Davis Polk again advised the Board members regarding their fiduciary duties, reviewed the terms of the draft Merger Agreement previously distributed to Board members and answered questions from the Board. Merrill Lynch reviewed its analysis of the financial terms of the transaction and answered questions from the Board. At the end of the meeting, the Board authorized Mr. Breslawsky to continue with negotiations with a view to entering into a transaction on acceptable terms.

On the evening of September 14, 2005, Mr. Breslawsky and Mr. van Iperen spoke by telephone to resolve outstanding issues regarding the transaction. Later that evening and through the following morning and early afternoon, counsel from Davis Polk and from Reed Smith held numerous conversations to resolve remaining issues regarding the Merger Agreement, including as to the amount of the termination fee and certain triggers upon which such fee would be payable.

On the afternoon of September 15, 2005, the Board of Directors held a telephonic meeting. At that meeting, Mr. Breslawsky and counsel from Davis Polk updated the Board on the resolution of the remaining outstanding issues regarding the Merger Agreement and answered questions from the Board. Also at the meeting, Merrill Lynch delivered its opinion to the Board of Directors to the effect that, as of that date and based upon the assumptions made, matters considered and limits of review set forth in its opinion, the consideration of $42.00 per Share to be received by the holders of the Shares pursuant to each of the Offer and the Merger was fair, from a financial point of view, to such holders. The meeting concluded with the unanimous passing of resolutions of the Board (i) determining that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are advisable and in the best interests of the holders of Shares, (ii) approving the Merger Agreement and the transactions contemplated by the Merger Agreement, (iii) recommending that the stockholders of the Company accept the Offer, tender their Shares to Purchaser pursuant to the Offer and approve and adopt the Merger Agreement and the transactions contemplated by the Merger Agreement, (iv) approving the Offer and the Merger for purposes of Section 203 of the Delaware Law, (v) approving the amendment to the Rights Agreement described herein, and (vi) authorizing management to, among other things, finalize the negotiations and execute and deliver the Merger Agreement.

Reasons for the Recommendation of the Board of Directors

In (i) determining that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are advisable and in the best interests of the holders of Shares, (ii) approving the Merger Agreement and the transactions contemplated by the Merger Agreement and (iii) recommending that the stockholders of the Company accept the Offer, tender their Shares to Purchaser pursuant to the Offer and approve and adopt the Merger Agreement and the transactions contemplated by the Merger Agreement, the Board considered the factors listed below. The following discussion of factors considered by the Board is not intended to be exhaustive but summarizes the material factors considered, in addition to the factors mentioned in “Background” above in this Item:

Financial Terms/Premium to Market Price. The Board considered the relationship of the Offer Price and the Merger Consideration to the historical market prices of the Company Common Stock. The Offer Price represents a premium of 27.35 percent over the closing price of the Shares ($32.98 per Share) on the NYSE on September 15, 2005 (the day prior to announcement of the Offer and the Merger). The Offer Price and Merger Consideration exceed the highest trading price of the Shares during the twelve-month period preceding the announcement of the Merger Agreement ($36.85 per Share) and constitute a 28.60 percent premium over the 30-day average closing price of the Shares prior to such announcement.

Cash Consideration. The Board viewed as desirable that the Offer Price and Merger Consideration are payable in cash, thereby eliminating any uncertainties in valuing consideration. The Board considered that the cash consideration to be received by the holders of Shares in the Offer and Merger would be taxable to such holders for U.S. federal income tax purposes.

The Company’s Operating and Financial Condition and Prospects. The Board is familiar with the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including growth on a global scale and entry into the facilities management business. The Board believes, on the basis of this familiarity, that the consideration to be received by the Company’s stockholders in the transaction fairly reflects the Company’s intrinsic value, including its potential for future growth.

Strategic Alternatives. The Board considered the trends in the industry and certain strategic alternatives available to the Company, including the alternative to remain an independent public company, as well as the risks and uncertainties associated with such alternatives and the challenges associated with the industry’s current and expected competitive environment. The Board determined not to pursue those alternatives in light of its belief that the Offer maximized stockholder value and represented the best transaction reasonably available to stockholders. The Board also considered the process described above under “Background,” that had been conducted with the Company’s financial advisors earlier in 2005 to assist the Board in its evaluation of its strategic alternatives.

Financial Advisors’ Fairness Opinion. The Board considered the financial analysis and presentation of Merrill Lynch to the Board. The Board also considered the written opinion of Merrill Lynch to the Board, dated September 15, 2005, to the effect that, as of that date and based upon the assumptions made, matters considered and limits of review set forth in its opinion, the consideration of $42.00 per Share to be received by the holders of the Shares pursuant to each of the Offer and the Merger was fair, from a financial point of view, to the holders of the Shares. A copy of the written opinion of Merrill Lynch, which sets forth the assumptions made, matters considered and limitations on the reviews undertaken, is attached hereto as Annex A. You are urged to read the full text of the opinion carefully.

Likelihood of Consummation. The Board considered that the Offer and the Merger would likely be consummated in light of the facts that (i) Parent has the financial ability and willingness to consummate the Offer and the Merger, (ii) the Offer and the Merger are not subject to any financing condition and (iii) the other conditions to the Offer and the Merger are reasonable and customary. The Board also considered the risk that either the Offer or the Merger would not be consummated, whether as a result of regulatory review or otherwise.

Timing for Obtaining Consideration; Availability of Dissenters’ Appraisal Rights. The Board considered that the Merger Agreement provides for a prompt cash tender offer for all Shares to be followed by a merger for the same per Share consideration, thereby enabling holders of Shares, at the earliest possible time consistent with applicable law, to obtain the benefits of the transaction in exchange for their Shares. In addition, the Board considered that stockholders who object to the Merger would be entitled to obtain “fair value” for their Shares if they exercise and perfect their appraisal rights under the Delaware Law.

Minimum Condition; Terms of the Offer. The Board considered the terms and conditions of the Offer, the Merger and the Merger Agreement, including the fact that the Offer is subject to the Minimum Condition and the fact that Purchaser may not waive the Minimum Condition without the Company’s consent. In addition, the Board viewed as desirable provisions in the Merger Agreement that prohibit Purchaser from changing the terms of the

Offer, without the consent of the Company, in a manner that (i) decreases the Offer Price, (ii) reduces the maximum number of Shares to be purchased in the Offer, (iii) imposes additional or different conditions to the Offer than those set forth in the Merger Agreement or (iv) is otherwise disadvantageous to the Company’s shareholders.

Board Recommendation Flexibility. The Board considered that the Merger Agreement permits the Board to respond to an unsolicited competing acquisition proposal, including by withdrawing or modifying its recommendation to stockholders or terminating the Merger Agreement, if it determines in good faith, based on the advice of outside counsel and financial advisors, that such other proposal is superior to the Offer and the Merger and that such action is required to discharge the Board’s fiduciary duties to the Company’s stockholders. The Board considered the $28 million termination fee that would be payable to Parent in the event of such a change in recommendation, a termination of the Merger Agreement to accept a superior competing acquisition proposal, or under certain other circumstances described in Section 11 of the Offer to Purchase under “Termination Fee; Fees and Expenses”, and concluded that the fee was reasonable and necessary to induce Parent to enter into the Merger Agreement.

Board Composition. The Board considered the provisions of the Merger Agreement that require that, following the designation of individuals to the Board of Directors by Parent after completion of the Offer, and until the Effective Time, at least three current directors (or their replacements selected in accordance with the Merger Agreement) (the “Original Directors”) will remain on the Board. As described in Section 11 of the Offer to Purchase under “Directors”, during such period the affirmative vote of the Original Directors will be required to certain actions by the Company, including any action by the Company which could adversely affect the interests of the Company’s stockholders (other than Parent and its affiliates).

Overall Consideration of Facts. Due to the variety of factors and the quality and amount of information considered, the Board did not find it practicable to and did not make specific assessments of, quantify or assign relative weights to the specific factors considered in (i) determining that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are advisable and in the best interests of the holders of Shares, (ii) approving the Merger Agreement and the transactions contemplated by the Merger Agreement and (iii) recommending that the stockholders of the Company accept the Offer, tender their Shares to Purchaser pursuant to the Offer and approve and adopt the Merger Agreement and the transactions contemplated by the Merger Agreement. Instead, the Board made its determination after consideration of all factors taken together. In addition, individual members of the Board may have given different weight to different factors.

Intent to Tender

After reasonable inquiry and to its best knowledge, and except as described in the immediately following sentence, the Company understands that each director or executive officer of the Company who holds Shares of record or beneficially owns Shares currently intends to tender all of such Shares in the Offer, unless the tender would violate applicable securities laws or require disgorgement of any profits under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). One director and one executive officer of the Company have informed the Company that, prior to the expiration of the Offer, they intend to contribute an as yet undetermined numbers of Shares to charitable organizations, with the expectation that such Shares would subsequently be tendered by the recipient organizations.

Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into the Tender Agreement with the Supporting Stockholders, wherein each Supporting Stockholder agreed, among other things, to tender in the Offer the Shares owned and controlled by such Supporting Stockholder, vote such Shares in favor of the Merger if they have not been accepted for payment and paid for, and grant a proxy to Purchaser and each officer of Parent to vote such Shares in certain circumstances. The Tender Agreement terminates automatically upon termination of the Merger Agreement. Any transferee of Shares that are subject to the Tender Agreement must agree to be bound by the terms of the Tender Agreement.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

In connection with the Merger, the Board retained Merrill Lynch, to act as financial advisor to the Board and to undertake an analysis to enable it to render a written opinion to the Board as to the fairness, from a financial point of view, of the $42.00 per Share to be received by holders of Shares pursuant to the Offer and the Merger. Pursuant to an engagement letter, dated August 16, 2005, with Merrill Lynch, the Company agreed to pay Merrill Lynch a customary fee which is contingent upon the consummation of the Offer. The Company also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses, including the reasonable fees and disbursements of legal counsel. The Company also agreed to indemnify Merrill Lynch and certain related parties from and against certain liabilities, including liabilities under the federal securities laws, related to or arising out of the engagement.

Merrill Lynch has in the past provided financing services to the Company or its affiliates and may continue to do so in the future and has received, and may receive, fees for rendering such services. In the ordinary course of its business, Merrill Lynch may actively trade the Shares and other securities of the Company, as well as securities of Parent, for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Except as described above, neither the Company, nor any person acting on its behalf, has employed, retained or compensated any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer and the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which they shall receive no additional compensation.

Item 6. Interest in Securities of the Subject Company.

Except as disclosed in the following sentence, no transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company. Within the past 60 days, the Company has repurchased an aggregate of 99,900 Shares for aggregate consideration, including commissions, of $3,005,896.

Item 7. Purposes of the Transaction and Plans or Proposals.

For the reasons discussed in Item 4 above, at its September 15, 2005 meeting, the Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are advisable and in the best interests of the holders of Shares, (ii) approved the Merger Agreement and the transactions contemplated by the Merger Agreement and (iii) recommended that the stockholders of the Company accept the Offer, tender their Shares to Purchaser pursuant to the Offer and approve and adopt the Merger Agreement and the transactions contemplated by the Merger Agreement. Except as disclosed herein, the Company is not now engaged in any negotiations in response to the Offer that relate to, or would result in, one or more of the following or a combination thereof: (i) a tender offer for or other acquisition of securities by or of the Company, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as disclosed herein, there is no transaction, resolution of the Board, agreement in principle or signed contract that has been entered into in response to the Offer that relates to or would result in one or more of the events referred to in the previous paragraph.

Item 8. Additional Information.

Information Statement

An Information Statement pursuant to Rule 14f-1 under the Exchange Act (the “Information Statement”) will be furnished supplementally, in accordance with Rule 14f-1, to the Company’s stockholders in connection with the designation by Parent of persons to the Board other than at a meeting of the Company’s stockholders.

Section 203 of Delaware Law

In general, Section 203 of Delaware Law prevents an “interested stockholder” (generally, a stockholder owning 15 percent or more of a corporation’s outstanding voting stock or an affiliate thereof) from engaging in a “business combination” (defined to include a merger and certain other transactions as described below) with a Delaware corporation for a period of three years following the time at which such stockholder became an interested stockholder unless, among other exceptions, before such time the corporation’s board of directors approved either the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. The Board has taken all necessary action to render Section 203 of Delaware Law inapplicable to the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger).

Section 253 of Delaware Law

Approval of the Merger Agreement and the Merger requires the affirmative vote of holders of a majority of the outstanding Shares. Thus, if the Minimum Condition and the other conditions to the Offer are satisfied and the Offer is completed, Purchaser will own a sufficient number of Shares to ensure that the Merger Agreement will be approved by the Company’s stockholders.

Under Section 253 of Delaware Law, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90 percent of the outstanding Shares, Purchaser would be able to effect the Merger without calling a meeting of the Company’s stockholders to vote on the Merger. If Purchaser does not acquire at least 90 percent of the outstanding Shares, Purchaser would have to seek approval of the Merger Agreement and the Merger by the Company’s stockholders at a stockholders meeting.

Under the Merger Agreement, the Company has granted to Purchaser an option (the “Top-Up Option”), exercisable following the purchase of at least 80 percent of the outstanding Shares by Purchaser in the Offer, to purchase at the Offer Price that number of shares of Common Stock that, when combined with the shares otherwise owned by Purchaser, Parent and Parent’s subsidiaries immediately following consummation of the Offer, represents 90 percent of all shares of Common Stock then outstanding (assuming the issuance of Shares pursuant to the Top-Up Option).

Appraisal Rights

Stockholders do not have appraisal rights as a result of the Offer. Under Section 262 of Delaware Law, however, if the Merger is consummated, stockholders of the Company who have neither voted in favor of the Merger nor consented thereto in writing and who otherwise comply with the applicable statutory procedures under Delaware Law for perfecting their appraisal rights will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for their Shares (all such Shares collectively, the “Dissenting Shares”). Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Shares. Stockholders of the Company should recognize that the value so determined could be higher or lower than the consideration paid in the Merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer.

If any holder of Shares who demands appraisal under Section 262 of Delaware Law fails to perfect, or effectively withdraws or loses the rights to appraisal as provided in Delaware Law, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Offer, without interest. A stockholder may withdraw the demand for appraisal by delivering to Purchaser a written withdrawal of the demand and a written acceptance of the Merger.

Failure to follow the steps required by Section 262 of Delaware Law for perfecting appraisal rights may result in the loss of such rights.

Rights Agreement Amendment

The Company and the Rights Agent entered into a Second Amendment Agreement, dated as of September 15, 2005, which amends the Rights Agreement to provide that (i) none of the Merger, the Merger Agreement or any of the transactions contemplated thereby, including the Offer, the issuance of shares of Common Stock pursuant to the Top-Up Option or the public announcement of any of the foregoing, will cause the Rights to become exercisable by, or otherwise trigger any rights of, the holders thereof and (ii) the Rights shall automatically terminate on and as of the Effective Time. A copy of the Second Amendment Agreement with respect to the Rights Agreement has been filed as Exhibit 7 hereto and is incorporated herein by reference.

Certain Legal Matters

Except as otherwise disclosed in this Schedule, the Company is not aware of any licenses or other regulatory permits that appear to be material to the business of the Company and that might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares by Purchaser pursuant to the Offer. Purchaser’s obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions that are set forth in Section 15 of the Offer to Purchase and are incorporated herein by reference.

The transactions contemplated by the Offer and Merger are or may be subject to a number of applicable laws and regulations, including the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission, certain foreign laws and regulations and applicable requirements of the New York Stock Exchange. Information concerning these matters is set forth in Section 16 of the Offer to Purchase and is incorporated herein by reference.

Forward-Looking Statements

This Schedule, including the Exhibits referred to herein, has certain statements by or relating to the Company and the transactions with Parent and Purchaser that are neither reported financial results nor other historical information. These statements are forward-looking statements and, as such, are subject to qualifications concerning risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company’s ability to control or estimate precisely. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Schedule. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Schedule.

Additional Information

The Company and Parent file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, NE, Washington, DC 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. The SEC also maintains an Internet web site that has reports, proxy statements and other information about issuers, like the Company and Parent, that make electronic filings with the SEC. The address of that site is http://www.sec.gov.

The SEC allows us to “incorporate by reference” information into this Schedule, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule, except for any information superseded by information directly in this Schedule. The information in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

Item 9. Exhibits.

The following Exhibits are filed herewith:

Exhibit 1*	The Offer to Purchase dated September 19, 2005 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of Orange Merger Corp. filed on September 19, 2005)

Exhibit 2*	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of Orange Merger Corp. filed on September 19, 2005).

Exhibit 3	Proxy Statement of Imagistics International Inc., dated March 31, 2005 (incorporated herein by reference to Schedule 14A filed by Imagistics International Inc. on March 31, 2005)

Exhibit 4*	Opinion of Merrill Lynch to Imagistics International Inc.’s Board of Directors dated September 15, 2005 (included as Annex A to the Schedule).

Exhibit 5	Agreement and Plan of Merger dated as of September 15, 2005, by and among Océ N.V., Orange Merger Corp. and Imagistics International Inc. (incorporated herein by reference to Exhibit 99.2 to Imagistics International Inc.’s Form 8-K filed on September 19, 2005).

Exhibit 6	Stockholder Tender and Voting Agreement dated as of September 15, 2005 among Océ N.V., Orange Merger Corp. and the stockholder parties thereto (incorporated herein by reference to Exhibit 99.3 to Imagistics International Inc.’s Form 8-K filed on September 19, 2005).

Exhibit 7	Second Amendment Agreement dated as of September 15, 2005 by and between Imagistics International Inc. and Equiserve Trust Company, N.A., with respect to the Rights Agreement dated as of September 28, 2001, by and between Pitney Bowes Office Systems, Inc. and Equiserve Trust Company, N.A., as amended by the First Amendment Agreement dated as of August 7, 2002 (incorporated herein by reference to Exhibit 10.1 to Imagistics International Inc.’s Form 8-K filed on September 19, 2005).

Exhibit 8	Rights Agreement dated as of September 28, 2001 between Imagistics International Inc. and EquiServe Trust Company, N.A., as Rights Agent (incorporated herein by reference to Exhibit 10.18 to Imagistics International Inc.’s 10-K filed on March 28, 2001) and First Amendment Agreement thereto dated as of August 7, 2002 (incorporated herein by reference to Exhibit 10.30 to Imagistics International Inc.’s 10-Q filed on August 14, 2002).

Exhibit 9	Employment Agreement between Imagistics International Inc. and Marc C. Breslawsky (1)

Exhibit 10	Employment Agreement between Imagistics International Inc. and Joseph D. Skrzypczak (1)

Exhibit 11	Employment Agreement between Imagistics International Inc. and Christine B. Allen (1)

Exhibit 12	Employment Agreement between Imagistics International Inc. and John C. Chillock (1)

Exhibit 13	Employment Agreement between Imagistics International Inc. and George E. Clark (1)

Exhibit 14	Employment Agreement between Imagistics International Inc. and Timothy E. Coyne (1)

Exhibit 15	Employment Agreement between Imagistics International Inc. and Chris C. Dewart (1)

Exhibit 16	Employment Agreement between Imagistics International Inc. and Mark S. Flynn (1)

Exhibit 17	Employment Agreement between Imagistics International Inc. and Nathaniel M. Gifford (1)

Exhibit 18	Employment Agreement between Imagistics International Inc. and William H. Midgley (1)

Exhibit 19	Employment Agreement between Imagistics International Inc. and John R. Reilly (1)

*	Included in material sent to stockholders.
(1)	Incorporated by reference to the Company’s 8-K filed January 13, 2005.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IMAGISTICS INTERNATIONAL INC.

By:	/S/ MARK S. FLYNN
Name:	Mark S. Flynn
Title:	Vice President, General Counsel and Secretary

Dated: September 19, 2005

ANNEX A

September 15, 2005

Board of Directors

Imagistics International, Inc.

100 Oakview Drive

Trumbull, CT 06611

Members of the Board of Directors:

Imagistics International, Inc. (the “Company”), Océ, N.V. (the “Acquiror”) and Orange Merger Corp., a newly formed, wholly owned subsidiary of the Acquiror (the “Acquisition Sub”), propose to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which (i) the Acquisition Sub would commence a tender offer (the “Tender Offer”) for all outstanding shares of the Company’s common stock, par value $0.01 per share, of the Company (the “Company Shares”) for $42.00 per share, net to the seller in cash (the “Consideration”), and (ii) Acquisition Sub would be merged with the Company in a merger (the “Merger”), in which each Company Share not acquired in the Tender Offer, other than Company Shares held in treasury or by any Company subsidiary or held by the Acquiror or any wholly owned subsidiary of the Acquiror or as to which the holder thereof has properly demanded appraisal rights with respect to the Merger in accordance with Delaware law, would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the “Transaction”.

You have asked us whether, in our opinion, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to such holders.

In arriving at the opinion set forth below, we have, among other things:

(1)	Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

(2)	Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company;

(3)	Conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses 1 and 2 above;

(4)	Reviewed the market prices and valuation multiples for the Company Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

(5)	Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

(6)	Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

(7)	Participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors;

(8)	Reviewed the Agreement and the Stockholder Tender Agreements among the Acquiror, the Acquisition Sub and each of the other parties thereto; and

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(9)	Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

We are acting as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the ordinary course of our business, we may actively trade the Company Shares and other securities of the Company, as well as securities of the Acquiror for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any stockholder as to whether such stockholder should tender any Company Shares pursuant to the Tender Offer and how such stockholder should vote on the proposed Merger or any matter related thereto. We have, in the past, provided financing services to the Company and/or its affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company Shares.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to the holders of such shares.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

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